UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2020

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: 6K – Estimated preliminary results for the three months ended March 31, 2020 and Recent Developments related to COVID-19

ESTIMATED PRELIMINARY RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2020 (UNAUDITED)

For the quarter ended March 31, 2020, we expect to report an operating profit of approximately $98.7 million and operating margin of approximately 16.6%. We also expect to report total revenues of approximately $595.5 million, which would be a 11.4% decline year-over-year. The results are preliminary, and final results for the first quarter may change.

As of March 31, 2020, the Company had approximately $1.13 billion in cash, cash equivalents, and short-term and long-term investments. In March 2020, Copa borrowed an aggregate of $145 million from unsecured loan facilities, each of which must be repaid in a single installment on the applicable maturity date, within twelve months from the borrowing date (no later than March 2021). Also, in April 2020, the company added new, unsecured, fully committed credit facilities for an aggregate amount of $150 million, which remain unutilized.

We are currently in the process of finalizing our financial results for quarter ended March 31, 2020 described above, and the preliminary results presented herein are not a comprehensive statement of our financial results for the period. Our actual results may differ materially from these estimated preliminary results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the review of our financial statements is completed. See “Forward-Looking Statements.”

PAYMENT OF QUARTERLY DIVIDENDS FOR 2020

On February 12, 2020, the Board of Directors of Copa Holdings (the “Board”) approved a 2020 quarterly dividend payment of 80 cents per share to be distributed during the months of March, June, September and December of 2020. The first quarterly dividend of 80 cents per share was paid on March 13 to shareholders of record as of February 28, 2020. On April 26, 2020, the Board decided to postpone payment of dividends for the remaining quarters of 2020.

RECENT DEVELOPMENTS—IMPACT OF COVID-19

The novel strain of coronavirus (“COVID-19”) first identified in Wuhan, China in December 2019 has now spread to nearly all regions around the world. The outbreak, and measures taken to contain or mitigate it, have had dramatic adverse consequences for the global economy, including on consumer demand, operations, supply chains and financial markets. In April 2020, the International Monetary Fund warned that the outbreak is likely to trigger the worst recession since the Great Depression. We and the broader air travel industry have suffered unprecedented reductions in demand, which has significantly affected our business, financial condition and operating results. Because substantially all of our flights are international, we may be more adversely affected than other air carriers. This adverse effect is likely to continue until the virus is contained and may continue thereafter, particularly if economic conditions as well as government regulation of, and consumer attitudes toward, air travel change in a lasting way that reduces the effectiveness of our hub-and-spoke or low-cost business models. We have responded to the challenges created by the outbreak with liquidity and cost savings measures, as described below.

Government Regulation

Most governments in jurisdictions where we operate have imposed aggressive travel restrictions to slow the spread of COVID-19, including, as of the date of this report:

•

Panama. All international passenger flights are suspended until May 22, 2020 pursuant to Executive Decree No. 217 of March 16, 2020 (the suspension of flights was extended from an original date of April 22, 2020). Additionally, the government has prohibited the entry of non-Panamanian citizens other than foreigners with temporary or permanent residence to the country until further notice (with some exceptions).

•	Colombia. International travel in and out of Colombia is prohibited, with limited exceptions, and all internal domestic travel within Colombia is restricted until May 30, 2020.

•

United States. The government has declared a state of emergency and has taken some drastic measures, including enhanced screenings, quarantine requirements and travel restrictions from certain countries.

•	Brazil. Most non-residents are not allowed to enter the country until April 29, 2020.

•	Costa Rica. Most non-residents are not allowed to enter the country until May 15, 2020 (extended from an original date of March 30, 2020).

•	Argentina. The government has suspended commercial flights through September 2020.

Other jurisdictions in which we operate that have implemented a range of travel restrictions include Ecuador, Chile, Peru, Guatemala, Honduras, El Salvador, Dominican Republic, Trinidad and Tobago and Canada, among others.

Impact on Business and Financial Condition

The COVID-19 crisis has already had several significant effects on our business and financial condition. The effects to date have included the following:

•

We generally operated at normal capacity levels in the first two months of the first quarter of 2020, but in March, the Company began to see a drop in traffic due to the COVID-19 pandemic. Our available seat miles (representing aircraft capacity multiplied by the number of miles the seats are flown) decreased 35.7% in March 2020 compared to March 2019, while revenue passenger miles (representing the numbers of miles flown by revenue passengers) decreased 43.4% over the same period. The load factor for the month was 73.4%, 9.9 percentage points lower than March 2019.

•

As a result of the government regulation described above, we suspended all commercial flights on March 22, 2020, and we have cancelled all of our planned capacity for the months of April and May 2020. We have not operated any commercial flights since March 22, 2020, and, accordingly, we have generated minimal operating revenues since this date.

•

We currently anticipate that the earliest we can resume commercial operations will be June 1, 2020, if the suspension of flights to and from Panama and the travel restrictions in expected destinations are not further extended by government authorities. Thereafter, we expect that the ramp up of our operational levels will be gradual and will be driven by weaker underlying demand and dependent on the easing or lifting of travel restrictions and advisories and improvement of health conditions in markets we serve. This will require us to reduce flight frequencies and destinations, and consequently, to re-evaluate our number of aircraft, our network, as well as our workforce levels going forward. Therefore, we currently expect that the COVID-19 outbreak will materially adversely impact our financial performance for the quarter ended June 30, 2020, and the remainder of 2020, much more significantly than it impacted the quarter ended March 31, 2020. See also “Estimated Preliminary Results for the Three Months Ended March 31, 2020 (unaudited).”

•

We are experiencing significant declines in demand compared to last year, as evidenced by a significant reduction in forward sales for the next few months. As a result, we have cut capacity for June 2020, which as noted above is the earliest we can resume operations if current restrictions are lifted by the end of May 2020 by the respective governments, to 12% (on average, as measured by available seat miles (“ASM”)) relative to June 2019, with gradual increases in capacity only possible in the following months if public health conditions, among other factors, improve. We plan to continuously evaluate and adjust flight schedules based on demand, lifting of travel restrictions and public health developments, among other considerations.

•

We have waived air travel change fees for all tickets issued prior to June 30, 2020, and we are providing customers the option to retain ticket value rather than choosing a cash refund. For example, customers who retain their ticket value may rebook a future Copa flight any time until December 31, 2021 with no change fee. This policy is intended to protect cash reserves by reducing the demand for cash refunds. However, we have experienced significant cancellations beginning in the second half of March, which has led to the issuance of cash refunds, or credits in lieu of cash, to customers. The remaining cancelled flights have been rebooked on future flights. Due to the uncertainty around the return of demand for air travel, we are unable to estimate the amount of our $497.4 million air traffic liability as of December 31, 2019 that will be recognized in earnings compared to amounts that will be refunded in cash to customers or issued as a credit for future travel through the end of 2020. However, the amount of any refunds may be significant.

•	We may be required to write down the carrying value of certain of our long-lived assets such as aircraft, to the extent the value of those assets declines.

While we began to see a significant reduction in demand due to the pandemic in March 2020, we expect the adverse impact to grow much more significantly in the second quarter of 2020 due to the factors noted above and given that we have generated minimal operating revenues since March 22, 2020. The future impact of the COVID-19 crisis on our business, operations, or financial results is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, the duration, scope, and severity of the COVID-19 pandemic, government regulation, and potentially lasting changes in consumer attitudes toward air travel. If our operations were to remain shut down or at significantly reduced levels for an extended period, or government travel restrictions persist, or the resumption of flight schedule is protracted, our results of operations for 2020 and beyond would be materially adversely affected, and we may have to take additional actions beyond those outlined below to preserve our long- term sustainability.

Liquidity and Cash Burn Rate

We have responded, and continue to respond, to the challenges created by the outbreak with measures to increase our cash position, including by:

•	drawing $145 million in March 2020 from our unsecured lines of credit with local and regional banks;

•	establishing incremental committed lines of credit in April 2020 for a total of $150 million (currently undrawn) which we believe are fully available; and

•	reducing our non-essential capital expenditures and fixed expenses, accelerating the collection of our accounts receivable and negotiating longer payment terms with our main suppliers.

As of March 31, 2020, we had approximately $1.13 billion in cash, cash equivalents, short-term and long-term investments. We are currently in discussions to enter into a revolving credit facility secured by our unencumbered assets. As of March 31, 2020, we had unencumbered assets consisting of aircraft, engines, aircraft spare parts and simulators, with a net book value of approximately $600 million, although we can provide no assurances that any or all of these assets will be acceptable collateral for any new financing, the applicable loan to value of any new financing or that the net book value will not decrease in future periods to the extent the fair value of the assets is less than such amount. Our continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing, our operating performance and our credit ratings. There is no guarantee that these additional sources of financing will be available on commercially reasonable terms or at all and there is no guarantee that we will be successful in implementing our other outlined strategic initiatives, in which case we may need to seek other sources of funding. In addition, the terms of future debt agreements could include restrictive covenants, which could restrict our business operations.

We expect to reduce our monthly cash burn rate by significantly reducing the number of flights, suspending capital expenditures for the remainder of 2020 (other than mandatory aircraft maintenance capital expenditures and any aircraft that is delivered to us in respect of existing contractual arrangements) and reducing fixed and variable expenses.

Assuming that our operating capacity would be at 0% and proceeds from the sale of tickets would also be $0 between the months of April and December of 2020, we currently estimate that our average monthly cash burn for the period would be approximately $85 million. This estimated cash burn principally consists of estimates of: the fixed portion of salaries, wages and benefits, principal and interest payments on debt, aircraft and administrative costs, including aircraft rental payments, net pre-delivery payments received upon delivery of aircraft, and maintenance capital expenditures. It assumes that aircraft taken during the course of 2020 are financed with guarantees from the Export-Import Bank of the United States (the “ExIm Bank”) and that each such delivery results in a net cash benefit to us as a result of the return of such pre delivery payments and the assumption that we have made that we will obtain financing with guarantees from the ExIm Bank, which is currently not committed. Additionally, our estimate also assumes approximately half of our air traffic liabilities (cash refunds of customer deposits reported as “air traffic liabilities”) will be refunded to customers, and that there will be a further reduction of labor-related expenses, as well as the reduction of other costs as a result of contract renegotiations with suppliers. The estimated cash burn amount has not been reduced by any amount available to us under existing or future debt facilities other than the above assumption related to obtaining ExIm guaranteed financing for the assumed aircraft deliveries for that time period.

The foregoing assumptions and initiatives to reduce cash burn are subject to numerous risks and uncertainties, including the levels of the cash refunds of customer deposits, our ability to reduce labor costs, the result of contract renegotiations with suppliers and whether we take delivery of the aircraft as described above as well as the terms on which we do so and the terms of any related financing available to us. Accordingly, it is possible that our monthly cash burn rate could be significantly higher than the levels we currently anticipate.

We continue to evaluate potential means to reduce our monthly cash burn rate, including by executing aircraft sales, and further reductions in salaries, wages and benefits in order to adjust our size to the expected capacity for the rest of 2020. These measures will not entirely make-up for the loss in cash as a result of decreased ticket sales, and we cannot guarantee you that we will be successful in implementing these initiatives. In addition, we are currently in discussions with Boeing with respect to the impact of the grounding of the Boeing 737 MAX aircraft. Even after giving effect to our cost saving initiatives, we may not have sufficient liquidity to operate our business or benefit from any future recovery in demand.

RISK FACTORS

The COVID-19 outbreak has had and is expected to continue to have a material adverse impact on our business.

As described above under “Recent Developments—Impact of COVID-19,” the spread of COVID-19 and the recent developments surrounding the global pandemic are having significant adverse impacts on all aspects of our business. In response to the pandemic, many governments around the world have implemented and are continuing to implement a variety of aggressive measures to reduce the spread of the virus, including travel restrictions and bans. As a result, we and the broader air travel industry have suffered unprecedented reductions in demand, which has significantly affected our business, financial condition and operating results. Because substantially all of our flights are international, we may be more adversely affected than other air carriers. This adverse effect is likely to continue until the virus is contained and may continue thereafter, particularly if economic conditions, as well as government regulation of, and consumer attitudes toward, air travel change in a lasting way that reduces the effectiveness of our hub-and-spoke or low-cost business models.

As a result of the travel restrictions imposed by the governments of the countries in which we operate, including the Panamanian authorities’ suspension of commercial operations to and from Panama, we suspended all commercial flights on March 22, 2020 and we have cancelled all of our planned capacity for the months of April and May 2020. We have not operated any commercial flights since March 22, 2020, and, accordingly, we have generated minimal operating revenues since this date. We currently anticipate that the earliest we can resume operations at Tocumen International Airport in Panama, aside from the small number of humanitarian flights that are currently ongoing, will be June 1, 2020, if the suspension of our hub and the travel restrictions in expected destinations are not further extended by government authorities. Thereafter, we expect that the ramp up of our operational levels will be gradual and driven by weaker underlying demand and dependent on the easing or lifting of travel restrictions and advisories and improvement of health conditions in markets we serve. This will require us to reduce flight frequencies and destinations, and consequently, to re-evaluate our number of aircraft, our network and workforce levels going forward. Therefore, we currently expect that the COVID-19 outbreak will materially adversely impact our financial performance for the quarter ended June 30, 2020, and the remainder of 2020, much more significantly than it impacted the quarter ended March 31, 2020. Additionally, currently we are experiencing significant declines in demand compared to last year, as evidenced by a significant reduction in forward sales for the next few months. As a result, we have cut capacity for June 2020, which as noted above is the earliest we can resume operations if current restrictions are lifted by the end of May 2020 by the respective governments, to 12% (on average, as measured by ASM) relative to June 2019, with gradual increases in capacity only possible in the following months if public health conditions, among other factors, improve. There is no guarantee that capacity will increase as anticipated or at all.

The COVID-19 pandemic has had, and will continue to have, a material adverse impact on the Company’s operations. The extent of the future impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the duration, scope and severity of the pandemic, related travel advisories and restrictions, the duration and severity of the impact of COVID-19 on overall demand for air travel, and the deep economic recession expected, all of which are highly uncertain and cannot be predicted. If the Company’s operations were to remain shut down or at significantly reduced levels for an extended period, our results of operations for 2020 and beyond would be materially adversely affected, and we may have to take additional actions to preserve our long-term sustainability.

We have waived air travel change fees for all tickets issued prior to June 30, 2020, and customers who retain their ticket value may rebook a future Copa flight any time until December 31, 2021 with no change fee. We experienced significant cancellations beginning in the second half of March, which has led to the issuance of cash refunds, or credit in lieu of cash, to customers. The passengers remaining on cancelled flights have been rebooked on future flights. In addition, the U.S. Department of Transportation issued an enforcement notice on April 3, 2020 stating that U.S. and foreign airlines remain obligated to provide a prompt refund to passengers for flights to, within, or from the United States when the carrier cancels the passenger’s scheduled flight or makes a significant schedule change and the passenger chooses not to accept the alternative offered by the carrier. The obligation of airlines to provide refunds, including the ticket price and any optional fee charged for services a passenger is unable to use, does not cease when the flight disruptions are outside of the carrier’s control (e.g., a result of government restrictions). As of December 31, 2019, we had recorded in our financial statements $497.4 million in “air traffic liability” (i.e., contract liabilities for ticket sales for transportation that has not yet been provided). Due to the uncertainty around the return of demand for air travel, we are unable to estimate the amount of our December 31, 2019 air traffic liability that will be recognized in earnings compared to amounts that will be refunded to customers or issued as a credit for future travel through the end of 2020. The amount of refunds may be significant, and we anticipate that our liquidity will be adversely impacted in the coming months due to such refunds and the waiver of change fees.

To the extent COVID-19 continues to adversely affect our business and financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section and our Annual Report on Form 20-F for the year ended December 31, 2019, such as those relating to our substantial amount of outstanding indebtedness and our need to generate sufficient cash flows to service our indebtedness.

In addition, an outbreak of another disease or similar public health threat, or fear of such an event, including a resurgence of COVID-19, that affects travel demand, travel behavior or travel restrictions could have a material adverse impact on the Company’s business, financial condition and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our operations.

We may not have sufficient liquidity for the duration of the COVID-19 pandemic and resulting effects therefrom.

We expect to reduce our monthly cash burn rate by significantly reducing the number of flights, suspending capital expenditures for the remainder of 2020 (other than mandatory aircraft maintenance capital expenditures and any aircraft that is delivered to us in respect of existing contractual arrangements) and reducing fixed and variable expenses.

Assuming that our operating capacity would be at 0% and proceeds from the sale of tickets would also be $0 between the months of April and December of 2020, we currently estimate that our average monthly cash burn for the period would be approximately $85 million. This estimated cash burn principally consists of estimates of: the fixed portion of salaries, wages and benefits, principal and interest payments on debt, aircraft and administrative costs, including aircraft rental payments, net pre-delivery payments received upon delivery of aircraft, and maintenance capital expenditures. It assumes that aircraft taken during the course of 2020 are financed with guarantees from the ExIm Bank and that each such delivery results in a net cash benefit to us as a result of the return of such pre delivery payments and the assumption that we have made that we will obtain financing with guarantees from the ExIm Bank, which is currently not committed. Additionally, our estimate also assumes approximately half of our air traffic liabilities (cash refunds of customer deposits reported as “air traffic liabilities”) will be refunded to customers, and that there will be a further reduction of labor-related expenses, as well as the reduction of other costs as a result of contract renegotiations with suppliers. The estimated cash burn amount has not been reduced by any amount available to us under existing or future debt facilities other than the above assumption related to obtaining ExIm guaranteed financing for the assumed aircraft deliveries for that time period.

The foregoing assumptions and initiatives to reduce cash burn are subject to numerous risks and uncertainties, including the levels of the cash refunds of customer deposits, our ability to reduce labor costs, the result of contract renegotiations with suppliers and whether we take delivery of the aircraft as described above as well as the terms on which we do so and the terms of any related financing available to us. Accordingly, it is possible that our monthly cash burn rate could be significantly higher than the levels we currently anticipate.

We continue to evaluate potential means to reduce our monthly cash burn rate, including by executing aircraft sales, and further reductions in salaries, wages and benefits. These measures will not entirely make-up for the loss in cash as a result of decreased ticket sales, and we cannot guarantee that we will be successful in implementing these initiatives. Even after giving effect to our cost saving initiatives, we may not have sufficient liquidity to operate our business or benefit from any future recovery in demand. Because we have never previously experienced a disruption to our operations of this magnitude, our ability to be predictive is uncertain. We cannot assure you that our assumptions used to estimate our liquidity needs will be correct, or that our initiatives to reduce our monthly cash burn rate will be successful.

As of March 31, 2020, we had approximately $1.13 billion in cash, cash equivalents, and short-term and long-term investments. Additionally, in April 2020 we secured an additional $150 million of unsecured, fully committed, undrawn lines of credit. We are currently in discussions to enter into a revolving credit facility secured by our unencumbered assets. As of March 31, 2020, we had unencumbered assets consisting of aircraft, engines, aircraft spare parts and simulators, with a net book value of approximately $600 million, although we can provide no assurances that all of these assets will be acceptable collateral for any new financing, the applicable loan to value of any new financing or that the net book value will not decrease in future periods to the extent the fair value of the assets is less than such amount. The Company may also take additional actions to improve its financial position, including measures to improve liquidity, such as the issuance of additional unsecured and secured debt securities, equity securities and equity-linked securities, the sale of assets and/or the entry into additional bilateral and syndicated secured and/or unsecured credit facilities. There can be no assurance as to the timing of any such issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all. Any such actions could be conducted in the near term, may be material in nature and could result in significant additional borrowing.

Our continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing, our operating performance and our credit ratings. There is no guarantee that these additional sources of financing will be available on commercially reasonable terms or at all and there is no guarantee that we will be successful in implementing our other outlined strategic initiatives, in which case we may need to seek other sources of funding. In addition, the terms of future debt agreements could include restrictive covenants, which could restrict our business operations.

The significant adverse effect that the COVID-19 pandemic has had on the airline industry is likely to cause impairment in our long-lived assets.

The spread of COVID-19 and the recent developments surrounding the global pandemic are having an unprecedented adverse impact on the airline industry. As a result, we may be required to write down the carrying value of certain of our long-lived assets such as aircraft, to the extent the value of those assets declines.

The Company can provide no assurance that a material impairment loss of assets will not occur in a future period, and the risk of future material impairments has been significantly heightened as result of the effects of the COVID-19 pandemic on our flight schedules and business. The value of the Company’s aircraft could also be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from the continued or additional future grounding of aircraft. An impairment loss could have a material adverse effect on the Company’s financial condition and operating results and ability to secure financing.

The COVID-19 pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel.

Travel expenditures are sensitive to personal and business discretionary spending levels and grow more slowly or decline during economic downturns. A substantial portion of our assets is located in Panama and a significant proportion of our passengers’ trips either originates or ends in Panama. Furthermore, a large majority of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. We also derive a substantial portion of our revenues from Colombia, Brazil, the United States, and other countries in Latin America.

The COVID-19 outbreak has significantly and negatively impacted the global economy, including in Panama and other countries where we operate. In April 2020, the International Monetary Fund warned that the outbreak is likely to trigger the worst recession since the Great Depression. The pandemic has resulted in increased unemployment, reduced financial capacity of both business and leisure travelers, diminished liquidity and credit availability, declines in consumer confidence and discretionary income, large devaluations in the currencies of many countries in Latin America, and general uncertainty about economic stability. We do not expect economic and operating conditions for our business to improve until customers, who to date are experiencing increasing levels of unemployment and income loss, are once again willing and able to travel, and once we, other airlines and accommodation providers, such as hotels, are able to serve those customers. This may not occur until well after the broader global economy begins to improve. We cannot predict the effect the COVID-19 pandemic could have on long-term demand for air travel even once broader global economic conditions improve and travel restrictions are eased or lifted or whether our hub-and-spoke or low-cost business models will be effective in a changed demand environment. We cannot predict the magnitude, length or recurrence of these impacts to the global economy, which have impacted, and may continue to impact, demand for travel and lead to reduced spending on the services we provide.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change. For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 4/27/2020

	By:	/s/ José Montero
	Name:	José Montero
	Title:	CFO